July 20, 2006

Office of Records
Securities an Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Dreyfus BASIC U.S. Government Money Market Fund
        File No. 811- 6606; 33-46503

Ladies and Gentlemen:

        Transmitted for filing is Form N-Q for the above-referenced Registrant for the quarter ending May 31, 2006.

        Please direct any questions or comments to the attention of the undersigned at 212-922-6837.

                                        Very truly yours,

                                        /s/Joanna Krzyzanowska
                                        Joanna Krzyzanowska
                                        Paralegal

Enclosures